EXHIBIT 6.5

FORM OF RESTRICTED STOCK UNIT AWARD AGREEMENT

ROYALTY FLOW INC.

2017 OMNIBUS INCENTIVE PLAN

Subject to the terms of the Royalty Flow Inc. 2017 Omnibus Incentive Plan (the “Plan”), Royalty Flow Inc. (the “Company”) and the Participant (“you”) agree as follows:

1. Definitions. The term “Grant Date” means the date on specified in the grant notice attached as Exhibit A (Grant Notice). Other capitalized terms that are not defined in this Agreement have the meanings defined in the Plan.

2. Grant of Restricted Stock Units. The Company grants to you Restricted Stock Units relating to the number of shares of Common Stock included on your Grant Notice. [Notwithstanding Section 9(d)(2) of the Plan, the Restricted Stock Units shall be settled solely through the issuance of shares of Common Stock.]

3. Vesting. The Restricted Period for the Restricted Stock Units will lapse and the shares of Common Stock underlying the Restricted Stock Units will be issued to you as follows:

3.1 Continuous Employment. As long as you have not experienced a Termination before each applicable vesting date, [vesting schedule to be inserted] (each [anniversary], a “Vesting Date”). Upon vesting, the shares of Common Stock underlying the Restricted Stock Units will be rounded down to the nearest whole share of Common Stock.

3.2 Termination. In the event of your Termination before the last Vesting Date, you will forfeit any unvested Restricted Stock Units for no consideration. However, if your Termination occurs because of your Disability or death, any outstanding Restricted Stock Units will become fully vested and the Restricted Period for those Restricted Stock Units will lapse upon your Termination.

4. Non-Transferability. You may not transfer the Restricted Stock Units except as permitted under Section 14(b) of the Plan.

5. No Stockholder Rights. You do not have any of the rights of a stockholder with respect to the Restricted Stock Units unless and until the Common Stock relating to the Restricted Stock Units has been delivered to you. You will, however, be entitled to be credited with dividend equivalent payments upon the payment by the Company of dividends on shares of Common Stock, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends, without interest, which accumulated dividend equivalents shall be payable at the same time as the underlying Restricted Stock Units are settled following the date on which the Restricted Period lapses with respect to the Restricted Stock Units. If the Restricted Stock Units are forfeited, you shall have no right to such dividend equivalent payments.

1

6. Tax Withholding. This Award will be subject to all applicable taxes as provided in Section 14(d) of the Plan.

7. Notice. Every notice or other communication relating to this Agreement between the Company and you must be in writing. All notices and communications between you and any third-party Plan administrator must be mailed, delivered, transmitted, or sent according to that administrator’s procedures.

8. Binding Effect. This Agreement will be binding upon and inure to the benefit of the heirs, executors, administrators, and successors of the parties to this Agreement.

9. Waiver and Amendments. The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate this Agreement, prospectively or retroactively, except that your consent will be required for any waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect your rights. No waiver by either of the parties to this Agreement of their rights will constitute a waiver of any subsequent occurrences or transactions unless the waiver specifically states that it is to be construed as a continuing waiver. The Committee’s authority under this Section 9 may be subject to stockholder approval as required under Section 13(b) of the Plan.

10. Governing Law; Forum. This Agreement will be construed and interpreted under the laws of the State of Delaware, without regard to the principles of conflicts of law. If any controversy among the parties arises out of, or relates to, this Agreement, you and the Company agree and consent to the exclusive jurisdiction and venue of the state and federal courts of New Castle County in the State of Delaware.

11. Plan. The terms of the Plan are incorporated into this Agreement. In the event of a conflict or inconsistency between the terms of the Plan and this Agreement, the Plan will control. You acknowledge that a copy of the Plan (which is publicly-filed) has been made available to you, as well as a prospectus describing the terms of the Plan.

12. Imposition of Other Requirements. The Company may impose any other requirements on your participation in the Plan, on the Restricted Stock Units, and on any shares acquired under the Plan if the Company determines it is necessary or advisable for legal or administrative reasons. The Company may also require you to sign any additional agreements that may be necessary to accomplish the foregoing.

13. Entire Agreement. The information on your Grant Notice, this Agreement, and the Plan constitute the entire understanding between you and the Company regarding the Restricted Stock Units.

2

EXHIBIT A — GRANT NOTICE

FOR RESTRICTED STOCK UNIT AWARD AGREEMENT

Name: [Name] (“you”)

ID: [Employment ID]

Grant Date: [Date]

Number of Shares underlying Restricted Stock Units: [Amount]

Acknowledgement and Acceptance

By signing below, you acknowledge that the Award reflected in this Grant Notice is governed by the Plan and the Restricted Stock Unit Award Agreement terms and conditions, which you have received with this notice. You also accept the grant of the above award under its terms and conditions.

ACCEPTED BY:

___________________________________

Signature

___________________________________

Date

3